FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          AUGUST 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 News Release August 25, 2005
Document 2                 Material Change Report dated August 25, 2005


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


                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222
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FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com


AUGUST 25, 2005                                                        TSXV: AGX


                            PRIVATE PLACEMENT AMENDED


AMADOR GOLD CORP. (TSXV: AGX) wishes to announce an amendment to the private placement announced on August 3, 2005. Subject to regulatory approval, the private placement is increased to 11,000,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $1,100,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common shares for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
-------------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgoldcorp.com


          The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT


TO:               British Columbia Securities Commission
                  Alberta Securities Commission

Item 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.           DATE OF MATERIAL CHANGE - August 25, 2005.

Item 3.           NEWS  RELEASE  - News  Release  issued  August  25,  2005,  at
                  Vancouver, BC.

Item 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (the "Company") wishes to announce an amendment to the private placement announced on August 3, 2005.

Item 5.           FULL DESCRIPTION OF MATERIAL CHANGE - Amador Gold Corp. (TSXV:
                  AGX) wishes to announce an amendment to the private placement announced on August 3, 2005. Subject to regulatory approval, the private placement is increased to 11,000,000 flow-through and non-flow-through units, at a price of $0.10 per unit for total proceeds of $1,100,000. Each unit consists of one common share and one non-transferable, non-flow-through share purchase warrant entitling the holder to purchase one additional common shares for a period of two years at a price of $0.10 per share. Proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

Item 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7.           OMITTED INFORMATION - Not applicable.

Item 8.           EXECUTIVE OFFICER -       Mr. R.W. Hughes
                                            President
                                            Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 25th day of August, 2005.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date:    August 26, 2005            BY:  /S/ BEVERLY J. BULLOCK
                                    --------------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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